--------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                               AMENDMENT NO. 4 to
                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                           TALK AMERICA HOLDINGS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                 4 % CONVERTIBLE SUBORDINATED NOTES DUE 2002 AND
                   5% CONVERTIBLE SUBORDINATED NOTES DUE 2004

                                    U87985AB0
                                    879176AD7
                                    879176AF2
                                    879176AA3
                                    879176AC9


                      (CUSIP Number of Class of Securities)

                              ALOYSIUS T. LAWN, IV
                           TALK AMERICA HOLDINGS, INC.
                                 6805 ROUTE 202
                          NEW HOPE, PENNSYLVANIA 18938
                                 (215) 862-1500
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
                                   Copies to:
 ------------------------------------------------------------------------------

                           Jonathan C. Stapleton, Esq.
                                Arnold & Porter
                                399 Park Avenue
                            New York, New York 10022
                              Tel: (212) 715-1111
                              Fax: (212) 715-1399
-------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE

TRANSACTION VALUATION (1)                              AMOUNT OF FILING FEE (2)
  ---------------------                                    --------------------
      $79,937,000                                               $5,329.13

(1) Estimated for the purposes of calculating the amount of the filing fee only. The amount assumes the exchange by Talk America Holdings, Inc. ("Talk America") of an aggregate of (i) $61,844,000 principal amount of its 4 1/2% Convertible Subordinated Notes due 2002 for either: (a) $1,000 in principal amount of its new 12% Senior Subordinated PIK Notes due 2007 for each $1,000 in principal amount of notes tendered or (b) $600 principal amount of its new 8% Convertible Senior Subordinated Notes due 2007 and $100 in cash for each $1,000 in principal amount of notes tendered; and (ii) $18,093,000 principal amount of its 5% Convertible Subordinated Notes due 2004 for $1,000 in principal amount of its new 12% Senior Subordinated PIK Notes due 2007 for each $1,000 in principal amount of notes tendered. Talk America will extend the Exchange Offers to all holders of its outstanding existing notes. Talk America has an accumulated capital deficit. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of one-third of the principal amount of the securities proposed to be acquired.

(2)  Previously  Paid

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount  Previously  Paid:          N/A          Filing  Party:          N/A
                                   ---                                  ---
Form  or  Registration  No.:       N/A          Date  Filed:            N/A
                                   ---                                  ---

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|  third-party  tender  offer  subject  to  Rule  14d-1.

|X|  issuer  tender  offer  subject  to  Rule  13e-4.

|_|  going-private  transaction  subject  to  Rule  13e-3.

|_|  amendment  to  Schedule  13D  under  Rule  13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                         AMENDMENT NO. 4 TO SCHEDULE TO

     Talk America Holdings, Inc. ("Talk America"), hereby amends and supplements its Tender Offer Statement on Schedule TO, originally filed on February 22, 2002, as amended and supplemented ("Schedule TO"). Except as amended hereby, all of the terms of the Exchange Offers and all disclosure set forth in the Schedule TO, Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto previously filed remain unchanged.


ITEM  12.     EXHIBITS.

     (a) (1)(l)       Supplement to Offering Circular  dated  March 22, 2002.(1)
     _______________

     (1)  Filed  herewith.

THE  OFFERING  CIRCULAR

     The Offering Circular is hereby amended and supplemented as provided below:

- In general, all references in the Offering Circular and Letter of Transmittal to our right to terminate or amend either of the exchange offers in our sole and absolute discretion at any time for any or no reason are amended to clarify that any such termination or amendment may be exercised by us only before the Expiration Date and to state that our right so to terminate an exchange offer will be based on certain circumstances.

- We have established the Expiration Date of the exchange offers, as it may be extended from time to time, as the "record date" for purposes of determining the holders of existing notes entitled to consent to the proposed amendment. Accordingly, in general , all references in this offering circular to the consent of holders of existing notes to the proposed amendment shall refer to holders as of the Expiration Date of the exchange offers.

- All references in the Offering Circular to "this offering circular" refer to the Offering Circular and Consent Solicitation Statement, dated February 21, 2002, as it has been previously amended or supplemented and as it is amended and supplemented by this supplement.

- The cover page of the Offering Circular is hereby amended to substitute for the section captioned "THE CONSENT SOLICITATION" the following section:

          THE  CONSENT  SOLICITATION  /  EXCHANGE  OFFER

          By tendering existing notes in an exchange offer described above under "The Exchange Offers", you will be deemed to have given your consent as the holder of those tendered notes to amend the indenture under which the tendered notes were issued to eliminate from the indenture the right to require us to repurchase existing notes under the indenture should our common stock cease to be approved for trading on an established automated over-the-counter trading market in the United States. Such consent solicitation constitutes an offer to exchange your existing notes for notes that do not contain such right of repurchase. Notwithstanding this effective exchange, if the requisite consents are obtained to amend the indenture, no new certificates will be issued to holders of existing notes who did not otherwise tender their existing notes for new notes as described in "The Exchange Offers" above. Please note, however, that while the consent solicitation constitutes an offer to exchange, unless otherwise indicated, references in this offering circular to "exchange offers" refer to the exchange offers described above under "The Exchange Offers." Completion of the exchange offers is not conditioned upon the receipt of requisite consents to the amendment to the existing indentures.

- The text under the question "WHAT ARE THE CONDITIONS TO THE COMPLETION OF THE EXCHANGE OFFERS?" in the "SUMMARY TERM SHEET" is amended to read in its entirety as follows:

            The exchange offer for our 4 1/2% Convertible Notes and the exchange offer for our 5% Convertible Notes are independent of each other. The exchange offer for our 4 1/2% Convertible Notes is conditioned upon the exchange of at least 90% of the aggregate principal amount of the existing 4 1/2% Convertible Notes, or an aggregate of $55,660,000 principal amount. The exchange offer for our 5% Convertible Notes is not conditioned upon the exchange of a minimum principal amount of existing 5% Convertible Notes. We reserve the right to amend either or both exchange offers at any time prior to the Expiration Date in our sole discretion. We reserve the right to terminate either exchange offer at any time before the Expiration Date if, in our reasonable judgment, any condition set forth in this offering circular under the caption entitled "The Exchange Offers-Conditions to the Completion of the Exchange Offers," including the 90% minimum condition for the 4 1/2% Convertible Notes set forth above, is not or will not be satisfied. If we terminate an exchange offer, we will not be obligated to accept any existing notes tendered pursuant to such exchange offer. We may terminate the exchange offer for our 4 1/2% Convertible Notes without terminating the exchange offer for our 5% Convertible Notes, and vice versa at any time.

-    The  text  under the question "IF I DECIDE NOT TO TENDER MY EXISTING NOTES,
     HOW WILL THE EXCHANGE OFFERS AFFECT MY EXISTING NOTES?" in the "SUMMARY TERM SHEET" is amended to read in its entirety as follows:

            If you do not tender your existing notes, you will continue to hold your existing notes with the existing terms, except that, if we obtain a sufficient number of consents to amend the indenture governing your existing notes, your existing notes will be subject to the amended indenture whether or not you give your consent to the proposed amendment. In such case, you will no longer have the right to require us to repurchase your existing notes if our common stock ceases to be approved for trading on an established over-the-counter trading market in the United States.

            In addition, your existing notes will be subordinated to the new notes that are issued to holders who do exchange their existing notes.

            If we do not obtain a sufficient number of consents to amend the indenture governing the existing notes, the holders of existing notes, including those who did not tender their existing notes for new notes in the exchange offers and those who consented to the indenture amendment without tendering their notes in the exchange offers, shall continue to have the right to require us to redeem the existing notes in the event of a "termination of trading" of our common stock, as well as in the event of a transaction that results in a "change of control" of the Company. However, holders who tender existing notes in the exchange offers shall not have such repurchase rights with respect to the new notes that they receive in the exchange. See "Risk Factors -- The New Notes Provide You with More Limited Protection Than the Existing Notes in the Event of Certain Transactions That Could Adversely Affect You as a Holder."

- The section captioned "RISK FACTORS" is amended to add the following two risk factors:

          ADJUSTMENTS TO THE CONVERSION PRICE OF THE 8% CONVERTIBLE NOTES COULD RESULT IN TAX LIABILITY

            As set forth in "Description of New Notes-- Conversion of 8% Convertible Notes," the conversion price of the 8% Convertible Notes is subject to adjustment under certain circumstances. If such adjustments increase the proportionate interest of a holder of the notes in the fully diluted share ownership of the Company, whether or not that holder exercises the conversion privilege, federal income tax law may treat holders of the such notes as having received a constructive distribution, resulting in ordinary income to the extent of the our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes). Moreover, if there is not a full adjustment of the conversion ratio of the notes to reflect a stock dividend or other event that increases the proportionate interest of holders of outstanding common stock in our assets or earnings and profits, then that increase in the proportionate interest of holders of the common stock generally will be treated as a taxable distribution to those holders with respect to their common stock. See "Certain U.S. Federal Income Tax Consequences - Adjustment of Conversion Price."

          THE HOLDERS OF THE 12% NOTES WILL REALIZE TAXABLE INTEREST INCOME EVEN IF WE PAY INTEREST WITH ADDITIONAL 12% NOTES IN LIEU OF CASH.

          For U.S. federal income tax purposes, the 12% Notes will be deemed to be issued with original issue discount. Holders of 12% Notes generally will be required to include the accrued portion of the discount in gross income, as interest, for United States federal income tax purposes even if they do not currently receive cash payments for interest. As a result, if we pay interest on the 12% Notes by issuing additional 12% Notes in lieu of cash, you will realize taxable income in respect of that interest without a corresponding current receipt of cash. See "Certain U.S. Federal Income Tax Consequences - Original Issue Discount on the 12% Notes."

- The risk factor beginning "The New Notes Do Not Provide You With " in the section captioned "RISK FACTORS" is amended in its entirety to read as follows:

          THE  NEW  NOTES  PROVIDE  YOU  WITH  MORE  LIMITED PROTECTION THAN THE
          EXISTING NOTES IN THE EVENT OF CERTAIN TRANSACTIONS THAT COULD ADVERSELY AFFECT YOU AS A HOLDER.

          Holders of the existing notes have the right to require us to redeem the existing notes in the event of a transaction that results in a "change of control" of the Company, and, if the amendment for which we are soliciting consent is not approved, in the event of a "termination of trading" of our common stock. In the event of a highly leveraged or other transaction that might adversely affect our financial condition and our note holders, these rights might be triggered and may afford some measure of protection to the holders of the existing notes. The indenture for the new notes do not contain such rights and, accordingly, the holders of the new notes will not have such protections as may have been afforded by such rights.

- The text of the second paragraph, which begins with "All documents filed by the Company after the date of this offering ," under the section captioned "INCORPORATION OF DOCUMENTS BY REFERENCE" is hereby deleted in its entirety and the documents previously referred to in that paragraph that are filed by the Company after the date of this offering circular are not deemed to be incorporated in this offering circular.

- The text of the fifth, sixth, seventh and eighth paragraphs under the caption "THE EXCHANGE OFFERS - TERMS OF THE EXCHANGE OFFERS; PERIOD FOR TENDERING EXISTING NOTES" is amended to read in its entirety as follows:

            We expressly reserve the right to amend either exchange offer at any time and from time to time prior to the Expiration Date for any or no reason within our sole and absolute discretion prior to the Expiration Date. Furthermore, we expressly reserve the right to terminate either exchange offer at any time before the Expiration Date if, in our reasonable judgment, any condition set forth below under the caption"-Conditions to the Completion of the Exchange Offers," including the 90% minimum condition for the 4 1/2% Convertible Notes, is not or will not be satisfied, and to not accept for exchange any existing notes following the Expiration Date if any of the conditions described below under the caption "-Conditions to the Completion of the Exchange Offers" are not satisfied. If we exercise any such right, we will promptly give oral or written notice thereof to the exchange agent. If either of the exchange offers is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment or waiver in a manner reasonably calculated to inform the holders of the existing notes of such amendment or waiver.

            These exchange offers are being extended to all holders of existing notes. As of the date of this offering circular, $79,937,000 aggregate principal amount of the existing notes are outstanding. This offering circular and the enclosed letter of transmittal and consent are being sent to all holders of existing notes known to us. Subject to the conditions listed below, and assuming we have not previously elected to terminate or amend in any respect the exchange offers, we will accept for exchange all existing notes that are properly tendered on or prior to the expiration of the exchange offers and not withdrawn as permitted below. See the section of this offering circular captioned "-Conditions to the Completion of the Exchange Offers." The exchange offers will expire at 12:00 Midnight, New York City time on April 1, 2002 (such date, and, as applicable, the date marking the extension thereof shall be referred to herein as the "Expiration Date"). In our sole and absolute discretion, prior to the Expiration Date, we may extend the periods during which the exchange offers are open. Our obligation to accept existing notes for exchange in the exchange offers is subject to the conditions listed under the caption "-Conditions to the Completion of the Exchange Offers." The form and terms of the new notes are described in this offering circular in the section captioned "Description of New Notes."

          We expressly reserve the absolute right, at any time and from time to time, to extend the period during which the exchange offers are open and thereby delay acceptance for exchange of any existing notes. If we elect to extend the period of time during which the exchange offers are open, we will give you oral or written notice of the extension and delay, as described below. If we extend the Expiration Date, we will also extend your right to withdraw tenders of existing notes until such extended Expiration Date. We will return to the registered holder, at our expense, any existing notes not accepted for exchange promptly after the expiration or termination of the exchange offers. In the case of an extension, we will issue a press release or other public announcement no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

          The minimum period during which the exchange offers will remain open following material changes in the terms for such exchange offers or in the information concerning such exchange offers (other than a change in price or a change in percentage of existing notes sought or a waiver of the minimum participation condition for the 4 1/2% Convertible Notes) will depend on the facts and circumstances of such change, including the relative materiality of the terms or information changes. If any of the terms of the exchange offers are amended in a manner we determine to constitute a material change adversely affecting any holder of existing notes, we will promptly disclose any such amendment in a manner reasonably calculated to inform the holders of such amendment and we will extend the exchange offers' period for a time period that we, in our sole discretion, deem appropriate, depending upon the significance of the amendment and the manner of disclosure to holders of the existing notes, if the exchange offers' period would otherwise expire during such time period. However, if we were to waive the condition to the completion of the offer to exchange the 4 1/2% Convertible Notes that at least 90% of the aggregate principal amount of the existing 4 1/2% Convertible Notes are tendered and not withdrawn, we would extend the Expiration Date, if necessary, so that it would be at least five business days from the date that notice of such waiver is given, and, if we were to amend either offer to increase or decrease the aggregate amount of existing notes subject to the offer or the consideration offered in either exchange offer, we would extend the Expiration Date, if necessary, so that it would be at least ten business days from the date that notice of such amendment is given.

- The last paragraph under the caption entitled "THE EXCHANGE OFFERS - ACCEPTANCE OF EXISTING NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES AND PAYMENT" is amended to read in its entirety as follows:

          If any tendered existing notes are not accepted for any reason set forth under "-Conditions to the Completion of the Exchange Offers," such unaccepted or such unexchanged existing notes will be returned without expense to the tendering holder thereof (if in certificated form) or credited to an account maintained with DTC promptly after the expiration or termination of the exchange offers.

- The text of the section captioned "THE EXCHANGE OFFERS - CONDITIONS TO THE COMPLETION OF THE EXCHANGE OFFERS" is amended to read in its entirety as follows:

            The 4 1/2% Convertible Subordinated Notes Exchange Offer and the 5% Convertible Subordinated Notes Exchange Offer are independent of each other. The exchange offer for our 4 1/2% Convertible Notes is conditioned upon the exchange of at least 90% of the aggregate principal amount of the existing 4 1/2% Convertible Notes, or an aggregate of $55,660,000 principal amount. The exchange offer for our 5% Convertible Notes is not conditioned upon the exchange of a minimum principal amount of existing 5% Convertible Notes.

            Notwithstanding any other provision of either exchange offer, we are not required to accept any existing notes tendered for exchange under either exchange offer, and we may terminate or amend either exchange offer if, at any time before the Expiration Date, any of the following events occurs (or shall have been determined by us to have occurred):

          - there shall have occurred or be likely to occur any event affecting our business or financial affairs that would or might prohibit, prevent, restrict or delay consummation of the exchange offers or that would, or is reasonably likely to, impair our realization of the contemplated benefits to us of, or our achievement of the purposes of, the exchange offers as such benefits and purposes are discussed in the sections of this offering circular captioned "Summary Term Sheet - Why are you making the Exchange Offers?" and "- What effect will the Exchange Offers have on your efforts to restructure your debt and maintain sufficient cash balances?" and "Recent Developments - Purposes of the Transaction;"

          - an indenture shall not have been executed and delivered in respect of the new notes and such indenture shall not have been qualified under the Trust Indenture Act of 1939 (the "Trust Indenture Act"); and

          - an action shall have been taken or threatened, or a statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered, enforced or deemed applicable to the exchange offers or the exchange of existing notes pursuant to the exchange offers, by or before any court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign, which (1) challenges the making of the exchange offers or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any material manner, the exchange offers or
               (2) could materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects, or materially impair our realization of the contemplated benefits to us of, or our achievement of the purposes of, the exchange offers as such benefits and purposes are discussed in the sections of this offering circular captioned "Summary Term Sheet - Why are you making the Exchange Offers?" and "- What effect will the Exchange Offers have on your efforts to restructure your debt and maintain sufficient cash balances?" and "Recent Developments - Purposes of the Transaction."

          The foregoing conditions are for our sole and absolute benefit and may be asserted by us regardless of the circumstances giving rise to any such condition (other than any action or inaction by us specifically intended to result in the failure of a condition) or may be waived by us, in whole or in part, at any time in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which we may assert at any time prior to the Expiration Date. Moreover, we are free to amend the exchange offers in any respect at any time before the Expiration Date for any reason or no reason, in our sole and absolute discretion.

- The text of the first paragraph of the section captioned "THE CONSENT SOLICITATION" is amended to add the following sentence at the end of such paragraph:

           The "record date" for purposes of determining the holders of existing notes eligible to consent to the proposed amendment shall be the Expiration Date (and, if extended, the record date shall be the date of such extended Expiration Date).

- The text of the subsection captioned "Withdrawal of Consents" under the section captioned "THE CONSENT SOLICITATION" is amended to read in its entirety as follows:


          Consents by holders of existing notes who tender such existing notes may not be revoked except by the valid withdrawal of a tender of existing notes in accordance with the instructions for withdrawal (see "The Exchange Offers-Withdrawal Rights and Non-Acceptance"). A valid withdrawal of a tender of existing notes shall also be deemed to be a concurrent revocation of the related consent. Consents by holders who do not also tender their existing notes may be revoked at any time prior to the Expiration Date by written notice to the exchange agent at the address set forth on the back cover of this offering circular.

- In the section captioned "CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES", the first sentence of the second paragraph of such section ("This summary is for general information only.") is hereby deleted and the second sentence of such paragraph is hereby amended to replace the first word, "It", with "This summary."

- Also in the section captioned "CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES," the last paragraph is amended to read in its entirety as follows:

            THE FOREGOING SUMMARY DOES NOT CONSTITUTE TAX ADVICE. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC CONSEQUENCES TO YOU OF THE EXCHANGE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

- In the section captioned "DESCRIPTION OF NEW NOTES --CONVERSION OF THE 8% CONVERTIBLE NOTES" the third paragraph is hereby amended to change all references therein to "Cedel Bank" to "Clearstream Banking, societe anonyme, Luxembourg ("Clearstream Banking")".



THE  LETTER  OF  TRANSMITTAL

     The Letter of Transmittal is hereby deemed to be amended for all purposes (and regardless of whether the Letter of Transmittal that you submit has been so changed) to replace the first sentence thereof with the following:

          By signing this Revised Letter of Transmittal and Consent (the "Letter of Transmittal"), you hereby acknowledge that you have received the Offering Circular and Consent Solicitation Statement, dated February 21, 2002, as amended and supplemented by the Supplement to the Offering Circular, dated March 5, 2002 and the Supplement to the Offering Circular dated March 22, 2002 (as amended and supplemented thereby and as may be further amended from time to time, the "Offering Circular"), of Talk America Holdings, Inc. ("Talk America") and the Letter of Transmittal.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete and correct.
                                        TALK  AMERICA  HOLDINGS,  INC.


                                        By:  /s/  Aloysius  T.  Lawn,  IV
                                        --------------------------------------
                                        Name:  Aloysius  T. Lawn, IV
                                        Title: EVP-General  Counsel  and
                                               Secretary


Date  March  22,  2002